EXHIBIT 17.1

From: Fred Mulder <fmsud@hotmail.com>

Sent: Monday, July 1, 2019 6:32 AM

To: Gianni Arcaini <gba@duostech.com>

Subject: Board retirement

Dear Gianni,

It is with great reluctantly to inform you, that I have to take the initiative to retire from the Duos Inc. board. After a 28 years involvement with the company.

As we discussed my serious "lung disease/IPF”development is having a negative Impact on my operational activities and freedom to act properly and therefor I should no longer take the responsibilities as a member of the Duos board.

I do regret that I have to leave the board at the time that the Company is breaking through As a new technology leader in the analytics tracing and tracking industrial world.

I wish you and the longstanding loyal management team all the best for a promising future.

With my best and warm  regards,

Fred Mulder